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                              April 7, 2021

       Laurin Hahn
       Co-Chief Executive Officer
       Sono Group N.V.
       Waldmeisterstra  e 76
       80935 Munich, Germany

                                                        Re: Sono Group N.V.
                                                            Amendment No. 1 to
Confidential Draft Registration Statement on Form F-1
                                                            Submitted March 22,
2021
                                                            CIK No. 0001840416

       Dear Mr. Hahn:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Confidential Draft Registration Statement on Form F-1 submitted March
       22, 2021

       Overview, page 1

   1. Please expand your revisions in response to prior comment 1 to clarify when the orders to which you refer may be
cancelled without penalty "according to [y]our general terms and conditions." Also
revise to clarify what you mean by "some reservations" are already cancellable and why
other reservations are not cancellable.
       Summary Financial and Operating Data, page 17

   2. We note the chronological order of the tabular financial disclosures in the forepart of the filing, here and in
MD&A, is not consistent with the chronological order in the financial
 Laurin Hahn
FirstName
Sono GroupLastNameLaurin Hahn
              N.V.
Comapany
April       NameSono Group N.V.
       7, 2021
April 27, 2021 Page 2
Page
FirstName LastName
         statements. Please present all tabular financial disclosures throughout the filing in a consistent chronological order.
Our dual-class share structure . . ., , page 54

3. If, as indicated by your response to prior comment 3 that your founders, who hold all high-voting shares, do not now and do not intend to act as a group for purposes of relying on the exemptions for controlled companies, please revise to state so directly here.
         Currently, the disclosure added here in response to prior comment 6 indicates that the founders may act in concert to determine the corporate actions to which you refer, including appointment of board members.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
73

4. We note your disclosure on page 75 that customers may cancel a reservation according to general terms and conditions without penalty, if no binding purchase agreement has been concluded by an agreed deadline, and the relevant deadlines reflected the start of serial production envisaged at the time the relevant reservations were made. We also note your disclosure that the timing of permitted cancellations varies and you have amended general terms and conditions to extend cancellation deadlines to reflect delays of the intended commencement of serial production of your vehicles. For total advance payments received from customers as of 12/31/20, please disclose the amount that is currently cancelable and disclose the amounts that will become cancelable in each of the next three years based on their current terms and conditions.
5. We note your disclosure on page 76 that you have offered selected customers who made advance payments the ability to convert the advance payment into a lease contract and you have recently renewed this offer under slightly modified conditions. Please more fully disclose and discuss the terms and conditions of the initial and renewed offers, including the length of the lease contracts and any remaining/continuing obligations you have.
         Please also quantify the amounts of advances you have transferred or that are subject to transfer as of and during each period presented as a result of these offers. In addition, please disclose and discuss the expected impact these arrangements will have on your liquidity and future results of operations.
Supervisory Board, page 112

6.       We note your revisions in response to prior comment 10. Please clarify how the
         nomination arrangement functions, including how your supervisory board must "observe"
         it in determining the number of supervisory board members. Also clarify whether each of
         Messrs. Hahn and Christians are entitled to nominate one member, or whether they are entitled to nominate one member collectively. Please also tell us what document filed as an exhibit includes this nomination arrangement; we note that you deleted the reference to your articles of association.
 Laurin Hahn
FirstName
Sono GroupLastNameLaurin Hahn
              N.V.
Comapany
April       NameSono Group N.V.
       7, 2021
April 37, 2021 Page 3
Page
FirstName LastName
Consolidated Financial Statements
4. Change in accounting policies and errors (IAS 8) , page F-9

7. We note that through December 31, 2019, you accounted for advance payments received from customers as financial liabilities in accordance with IFRS 9 and during 2020, you determined the advance payments should have been accounted for as contract liabilities in accordance with IFRS 15. Please provide us a more comprehensive explanation of the change in your accounting for advance payments. Please specifically address the facts that you have not completed the development of your vehicle, you have not delivered any vehicle, and advance payments are refundable. Please also address the appropriateness of the classification of advance payments in operating cash flows given that they are refundable.
8. Balance sheet disclosures
8.5. Other current financial assets, page F-30

8. We note your disclosures that: the PayPal reserve in 2020 relates to the reclassification of the specific reserve imposed by PayPal due to the crowdfunding campaign; you have no access to the PayPal reserve; it is unclear when the reserve will be released by
         PayPal; and, given that you expect repayment within 12 months after the balance sheet date, the PayPal reserve is classified in current assets. Please revise your disclosures to more fully explain the specific facts and circumstances required by PayPal to release the funds and more fully explain your basis for expecting repayment within 12 months after the balance sheet date, such that your classification in current assets is appropriate.
8.9. Advance payments received from customers, page F-31

9. We note your disclosure that advance payments received from customers are recognized at the time cash is collected and, as the expected delivery of cars is in 2023, all advance payments are shown as non-current, even though some customers might be able to cancel their contract and demand their money back. For total advance payments received from customers as of 12/31/20, please disclose the amount that is currently cancelable and disclose the amounts that will become cancelable in each of the next three years based on their current terms and conditions. Please also revise your disclosures to more explain your basis for determining that your classification of all advance payments in non-current liabilities is appropriate.
10. Other disclosures
10.3 Renumeration based on shares (share-based payment), page F-43

10. Refer to prior comment 18. Please provide us the estimated offering price range for your
         IPO and, if applicable, explain material differences between the estimated offering price range and the estimated fair value determined by management. In addition, please reconcile the apparent inconsistency in the disclosures that:
             "At the time of issuance of these consolidated financial statements, Sono Group is
 Laurin Hahn
Sono Group N.V.
April 7, 2021
Page 4
           pursuing an IPO or merger with a special purpose acquisition company. Management has determined that either transaction would constitute an 'exit-event' according to the
           CSOP."
             "No expense and liability have been recognized for the one participant remaining in the cash-settled program because management does not consider the pursued IPO an
           'exit-event' in accordance with the old employee participation program and consequently does not consider a payment to the remaining participant probable as of
           December 31, 2020."


        You may contact Andi Carpenter at (202) 551-3645 or Anne McConnell at
(202)-551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce at (202) 551-
3754 with any other questions.



                                                            Sincerely,
FirstName LastNameLaurin Hahn
                                                            Division of
Corporation Finance
Comapany NameSono Group N.V.
                                                            Office of
Manufacturing
April 7, 2021 Page 4
cc:       Krystian Czerniecki
FirstName LastName